Cementos Lima S.A.

FILE NO.
82-3911

02049173

VAL-098-02

August 9, 2002

02 AUG 20 AM 10:32

SUPPL

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

Notice to shareholders relating to dividend of US$ 0.11 per share of Common Stock and US$ 0.011 per Investment Share, declared by the July 19, 2002 Board of Directors' Meeting.

Date: published in "El Peruano" (Oficial Bulletin), "El Comercio" and "Expreso" on August 1st, 2002.

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Thursday, August 1st, 2002
"EL COMERCIO"	Thursday, August 1st, 2002
"EXPRESO"	Thursday, August 1st, 2002

CEMENTOS LIMA S.A.
PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on July 19, 2002, declared a dividend of US$ 0.11 per share of Common Stock and US$ 0.011 per Investment Share.

This dividend will be paid beginning Friday the 23rd of August at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

August 01, 2002

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293